Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada.

The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the documents may be obtained from Merrill Lynch Canada Inc. by calling 416-369-7400 or by emailing dg.can_dcm@bankofamerica.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$450,000,000 5.675% NOTES DUE 2035

US$200,000,000 5.968% NOTES DUE 2054

FINAL TERM SHEET

June 17, 2024

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Corporation

Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.

Guarantor’s Ticker:	BN

Security:	5.675% Senior Unsecured Notes due January 15, 2035 (the “2035 Notes”) 5.968% Senior Unsecured Notes due March 4, 2054 (the “2054 Notes” and, together with the 2035 Notes, the “Notes”)

Format:	SEC registered

Size:

2035 Notes: US$450,000,000

2054 Notes: US$200,000,000

The 2054 Notes will be in addition to and form part of the same series of notes as the US$750,000,000 aggregate principal amount of Brookfield Finance Inc.’s 5.968% notes due 2054, which were originally issued on March 4, 2024 (the “Original 2054 Notes”). After giving effect to this offering, there will be a total of US$950,000,000 aggregate principal amount of notes of this series issued and outstanding.

Trade Date:	June 17, 2024

Expected Settlement Date:	June 21, 2024 (T+3)

Maturity Date:	2035 Notes: January 15, 2035 2054 Notes: March 4, 2054

Coupon:	2035 Notes: 5.675% 2054 Notes: 5.968% (interest on the 2054 Notes will accrue from March 4, 2024)

Interest Payment Dates:	2035 Notes: January 15 and July 15, commencing January 15, 2025 2054 Notes: March 4 and September 4, commencing September 4, 2024

Price to Public:	2035 Notes: 99.994% 2054 Notes: 101.435% of principal amount plus accrued interest of US$3,547,644.44 from March 4, 2024

Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions (“NI 44-102”).]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102.]

Yield:	2035 Notes: 5.675% 2054 Notes: 5.864%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:

2035 Notes: Prior to October 15, 2034 (three months prior to maturity), treasury rate plus 25 basis points

2054 Notes: Prior to September 4, 2053 (six months prior to maturity), treasury rate plus 25 basis points

Par Call:

2035 Notes: At any time on or after October 15, 2034 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed

2054 Notes: At any time on or after September 4, 2053 (six months prior to maturity), at 100% of the principal amount of the Notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes

CUSIP/ISIN:	2035 Notes: 11271L AM4 / US11271LAM46 2054 Notes: 11271L AL6 / US11271LAL62

Joint Book-Running Managers[1]:	Deutsche Bank Securities Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Desjardins Securities Inc.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander US Capital Markets LLC

SG Americas Securities, LLC

1       This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s Prospectus Supplement, dated June 17, 2024 to the Short Form Base Shelf Prospectus dated May 31, 2024.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The 2035 Notes will be issued as a separate series of debt securities under an eleventh supplemental indenture to be dated as of the date of the issuance of the 2035 Notes (the “Eleventh Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Eleventh Supplemental Indenture, the “2035 Indenture”), between Brookfield Finance Inc., Brookfield Corporation, as guarantor, and Computershare Trust Company of Canada, as trustee. The 2054 Notes will be issued on the same terms and conditions as the Original 2054 Notes, except for the issue date and the issue price, under the Base Indenture and the tenth supplemental indenture, dated as of March 4, 2024 (the “Tenth Supplemental Indenture”), as supplemented by a supplemental indenture thereto (the “Supplemented Tenth Supplemental Indenture” and together with the Base Indenture, the “2054 Indenture”). The 2035 Indenture and the 2054 Indenture are together referred to as the “Indenture”. The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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